UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                   (Amendment No.           )*


                        Millennium Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0005999021
                                   ----------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 6 Pages


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CUSIP No.   000599902                                         Page 2 of 6 Pages





1)    Names of Reporting Persons.
      S.S. or I.R.S. Identification
      Nos. of Above Persons:                           F. Hoffmann-La Roche Ltd


2)    Check the Appropriate Box                 (a)
      if a Member of a Group:                   (b)
                                                       Not Applicable

3)    SEC Use Only



4)    Citizenship or Place of
      Organization:                                    Switzerland


5)    Number of Shares                         5)   Sole Voting
      Beneficially                                  Power:  2,271,645 shares
      Owned by Each                            6)   Shared Voting
      Reporting Person                              Power:
      With:                                    7)   Sole Dispositive
                                                    Power:  2,271,645 shares
                                               8)   Shared Dispositive
                                                    Power:

      9)    Aggregate Amount Beneficially
            Owned by Each Reporting Person:   2,271,645


10)   Check if the Aggregate Amount
      in Row 9 Excludes Certain Shares:
                                                     Not Applicable

11)   Percent of Class Represented
      by Amount in Row 9:                            9.5%


12)   Type of Reporting Person:
                                                     CO



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CUSIP No.   000599902                                        Page 3 of 6 Pages



Item 1(a).  Name of Issuer:

               Millennium Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                        640 Memorial Drive
                        Cambridge, MA  02139

Item 2(a).  Name of Person Filing:

                        F. Hoffmann-La Roche Ltd

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                        Postfach, CH-4070
                        Basel, Switzerland

Item 2(c).  Citizenship:

                        Switzerland

Item 2(d).  Title of Class of Securities:

                        Common Stock, par value $.001 per share

Item 2(e).  CUSIP No.:  0005999021


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)   [ ]   Broker or Dealer registered under Section 15 of the Act

      (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act

      (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act

      (d)   [ ]   Investment Company registered under Section 8 of the
                  Investment Company Act

      (e)   [ ]   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940

      (f)   [ ]   Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee Retirement
                  Income Security Act of 1974 or Endowment Fund; see
                  240.13d-1(b)(1)(ii)(F)

      (g)   [ ]   Parent Holding Company in accordance with
                  I 240.-13d-1(b)(ii)(G) (Note:  See Item 7)

      (h)   [ ]   Group, in accordance with I  240.13d-1(b)(1)(ii)(H)

CUSIP No.  000599902                                          Page 4 of 6 Pages



Item 4.     Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount Beneficially Owned:         2,271,645

      (b)   Percent of Class:                  9.5%

      (c)   Number of shares as to which such person has:

                (i)  sole power to vote or to direct
                     the vote:                 2,271,645 shares

               (ii)  shared power to vote or to direct
                     the vote:                 0

              (iii)  sole power to dispose or to direct
                     the disposition of:       2,271,645 shares

               (iv)  shared power to dispose or to direct
                     the disposition of:       0

Item 5.     Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                              Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                              Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

                              Not Applicable.

Item 9.     Notice of Dissolution of Group.

                              Not Applicable.

CUSIP No.    000599902                                        Page 5 of 6 Pages



Item 10.      Certification and Signature.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of February, 1997.

                                     F. HOFFMANN-LA ROCHE, LTD





                                By:  /s/ Frederick C. Kentz III
                                     ---------------------------------
                                     Under Power of Attorney dated
                                     April 23, 1996 filed herewith

                                POWER OF ATTORNEY


The undersigned hereby constitutes and appoints Patrick J. Zenner, Martin F. Stadler and Frederick C. Kentz III their true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms 3, 4, 5 and any other form, schedule or documents relating to an initial statement of, and changes in, the undersigned beneficial ownership of equity securities of Millennium Pharmaceuticals, Inc., and any necessary amendments to such forms or documents of extensions of time to file such forms, schedules or documents, in accordance with the Securities Exchange Act of 1933 or
      Section 16 of the Securities Act of 1934, as amended, and the rules thereunder (collectively, the "Exchange Act"); and

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such forms, schedule or documents and the filing of such form with the United States Securities and Exchange Commission and any other authority.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform every act necessary and proper in the exercise of any of the rights and powers herein granted, as fully as such attorney-in-fact could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving such capacity at the request of the undersigned, is not assuming any of the undersigned liabilities under the Exchange Act.

This Power of Attorney shall remain in effect for so long as the undersigned is required to file reports under Exchange Act with respect to securities of Millennium Pharmaceuticals, Inc.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of April, 1996.

                                            F. HOFFMANN-LA ROCHE Ltd



                                     /s/ Dr. H.R. Widmer     /s/ Dr. F. Amrein